SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050 and Form S-8 Registration Statement File No. 333-06246.





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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Reports a US$ 6.1 Million Framework Agreement for Israeli Seam-Line Project dated March 31, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal  Reports a US$ 6.1  Million  Framework  Agreement  for  Israeli  Seam-Line
Project

Thursday March 31, 8:00 am ET

YAHUD, Israel, March 31 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM:MAGS - News; TASE:MAGS) today announced that it has signed a framework agreement for US$6.1 million with the Israeli Ministry of Defense
(MOD) to continue the installation of intrusion detection systems along the seam-line between Israel and the West Bank. This agreement is expected to be completed by the end of the third quarter of 2005.

Mr. Even-Ezra, Chairman of Magal said: "This agreement is a follow-on from previous orders that Magal has received in the past few years from the Israeli MOD for the installation of the Company's intrusion detection systems along the seam-line. We are gratified that the Israeli MOD has once again chosen us for the important task of protecting Israel's borders. The Israeli MOD has particularly stringent security and operational requirements. The fact that Magal is chosen continually to protect the country's borders, where there is a significant and persistent risk of terrorism, is testament to the quality and success of Magal's offering."

Mr. Even-Ezra concluded: "We believe the company will continue to receive further orders for the installation of our systems on the seam-line during this year."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Magal Security Systems, Ltd
    Roi Levy
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    E-mail: magalssl@trendline.co.il

    Gal IR International
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    Int'l dial: +972-3-607-4717
    E-mail: ehud.helft@galir.com
    kenny.green@galir.com






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  April 1, 2005